Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company
Great Panther Mining Limited (the “Company”)
1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4
Item 2.	Date of Material Change
March 15, 2021
Item 3.	News Release
The Company disseminated a news release in respect of the material change on March 16, 2021 via Cision (Canada News Wire). The news release was filed under the profile of the Company on SEDAR at www.sedar.com on March 16, 2021.
Item 4.	Summary of the Material Change
The Company announced that Jim Zadra, the Company’s Chief Financial Officer, has departed the Company effective March 15, 2021.
Item 5	Full Description of the Material Change
Item 5.1	Full Description of the Material Change
The Company announced that Jim Zadra, the Company’s Chief Financial Officer, has departed the Company effective March 15, 2021. The responsibilities of Mr. Zadra have been transitioned to the Company’s existing management team, including Mr. Shawn Turkington, CPA, CA, the Company’s Vice President, Finance and Ms. Sandra Daycock, CPA-CMA, the Company’s Vice President, Corporate Finance and Treasury, to support a smooth transition while the Company conducts a formal search for a new Chief Financial Officer.
Item 5.2	Disclosure for Restructuring Transactions
Not applicable.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51 - 102
Not applicable.
Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
Robert Henderson
President and Chief Executive Officer
Telephone: 604-608-1766
Item 9.	Date of Report
March 17, 2021